UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NCRIC Group, Inc.

(Name of Issuer)

COMMON STOCK, $.01 par value

(Title of Class of Securities)

62886P103

(CUSIP Number)

Tamara R. Wagman

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 62886P103

1.	NAME OF REPORTING PERSON Asamara Two, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 531,855 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 531,855 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,855
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON OO ( Limited Liability Company)

SCHEDULE 13D

CUSIP NO. 62886P103

1.	NAME OF REPORTING PERSON Nadel and Gussman Energy, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 531,855 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 531,855 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,855
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON OO ( Limited Liability Company)

SCHEDULE 13D

CUSIP NO. 62886P103

1.	NAME OF REPORTING PERSON James F. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 531,855 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 531,855 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,855
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 62886P103

1.	NAME OF REPORTING PERSON Stephen J. Heyman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 531,855 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 531,855 10. SHARED DISPOSITIVE POWER 531,855

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,855
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 62886P103	SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $.01 par value (the “Common Stock”) of NCRIC Group, Inc., a District of Columbia corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1115 30th Street, NW, Washington, D.C. 20007.

Item 2. Identity and Background

This Schedule 13D is being filed by Asamara Two, L.L.C., an Oklahoma limited liability company, Nadel and Gussman Energy, L.L.C., an Oklahoma limited liability company and James F. Adelson, and Stephen J. Heyman.

Asamara Two, LLC is an Oklahoma limited liability company whose principal business is business investment. James F. Adelson and Stephen J. Heyman are managers of Asamara Two, LLC.

Nadel and Gussman Energy, LLC is an Oklahoma limited liability company whose principal business is oil and gas exploration and production. James F. Adelsonand Stephen J. Heyman are managers of Nadel and Gussman Energy, LLC.

The principal business office address of both Asamara Two, LLC and Nadel and Gussman Energy, LLC is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. The telephone number for Asamara Two, LLC is (877) 315-3879. The telephone number for Nadel and Gussman Energy, LLC is (918) 583-3333. The names and addresses of the managers for both Asamara Two, LLC and Nadel and Gussman Energy, LLC are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
James F. Adelson, Manager	415 South Boston Avenue, 9th Floor Street, Tulsa, OK 74013	USA	Oil and Gas exploration and production limited liability company.

Stephen J. Heyman, Manager	415 South Boston Avenue, 9th Floor, Tulsa, OK 74013	USA	Oil and Gas exploration and production limited liability company.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of the respective purchasing entities.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

However, the Reporting Persons plan to propose to the Board of NCRIC that it release potential acquirers from certain confidentiality agreements so that potential acquirers may conduct additional due diligence that could lead to a purchase offer. The Reporting Persons believe that the proposed sale of NCRIC to ProAssurance is not in the best interest of the shareholders. They feel that the sale of NCRIC was conducted in an unusual manner and that the short amount of time that management spent soliciting interest from other potential acquirers did not allow sufficient opportunity for competing bids.

Many potential acquirers of NCRIC were asked to sign confidentiality agreements during the brief period in which NCRIC was being shown to potential acquirers. The Reporting Persons feel that releasing potential acquirers from the confidentiality agreements is necessary in order for the Board to maximize shareholder value.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer’s 10-Q filed on November 9, 2004, there were 6,877,170 shares of Common Stock issued and outstanding as of November 1, 2004. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 531,855 shares (7.7%) of Common Stock with 331,555 shares held directly by Asamara Two, LLC and 200,300 shares held directly by Nadel and Gussman Energy, LLC. Voting and investment power concerning the above shares are held solely by the Reporting Persons.

Although James F. Adelson, Stephen J. Heyman, Asamara Two, LLC and Nadel and Gussman Energy, LLC are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are owned directly by Asamara Two, L.L.C. and Nadel and Gussman Energy, LLC.

c)During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in private transactions:

Purchaser	Trade Date	Shares	Price per share
Asamara Two, LLC	3/9/05	331,555	$9.90
Nadel and Gussman Energy, LLC.	3/9/05	200,300	$9.90

(d)and(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer other than the fact that both Asamara Two, LLC and Nadel and Gussman Energy, LLC have the same managers.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005

ASAMARA TWO, LLC

/s/ James F. Adelson
By:	James F. Adelson, Manager

Nadel and Gussman Energy, LLC

/s/ James F. Adelson
By:	James F. Adelson, Manager

/s/ James F. Adelson
James F. Adelson

/s/ Stephen J. Heyman
Stephen J. Heyman

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Signature Block

ASAMARA TWO, LLC

/s/ James F. Adelson
By:	James F. Adelson, Manager

/s/ James F. Adelson
James F. Adelson

/s/ Stephen J. Heyman
Stephen J. Heyman

Nadel and Gussman Energy, LLC

/s/ James F. Adelson
By:	James F. Adelson, Manager